Mail Stop 4561

September 8, 2006

By U.S. Mail

Mr. Yakov Cohen
Chief Financial Officer
Israel Bank of Agriculture Ltd.
P.O. Box 20107
Tel Aviv, Israel L3 61200

     Re: Israel Bank of Agriculture Ltd.
           Form 20-F for Fiscal Year Ended December 31, 2004
           File No. 002-41957

Dear Mr. Cohen:

     We have completed our review of your Form 20-F and related filings and have no further comments at this time.

           Sincerely,

           Don Walker
           Senior Assistant Chief
           Accountant